SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) <u>March 6, 2006</u>

<u>Petroleum Development Corporation</u>
(Exact Name of Registrant as Specified in Charter)

<u>Nevada</u>	<u>0-7246</u>	<u>95-2636730</u>
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

<u>103 East Main Street; Bridgeport, WV   26330</u>
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   <u>304-842-3597</u>

<u>no change</u>
(Former Name or Former Address, if Changed Since Last Report)

Item 8.01   Other events of importance to security holders.

Petroleum Development Corporation commences drilling operations on Sweetwater County, WY exploratory test well and adds to natural gas commodity options.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By   /s/ Darwin L. Stump
        Darwin L. Stump
        Chief Financial Officer
        Date March 6, 2006